SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 30, 2016

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-    N/A

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on May 30, 2016.

Buenos Aires, May 30th, 2016

To

Comisión Nacional de Valores (Argentine Securities Exchange Commission)

Please be advised that, on May 27th the Superintendency of Financial and Exchange Entities of the Central Bank of the Argentine Republic has informed us it has authorized a profit distribution in cash on a total amount of AR$ 643,019,330.80, for the fiscal year ended 31 December 2015.

Please find attached hereto the notice informing the payment of the cash dividend as approved by the General and Special Shareholders’ Meeting held on April 26th, 2016 and approved by the Board of Directors’ Meeting held on the date hereof.

Sincerely,

Payment of Cash Dividend

We hereby inform the Shareholders that, pursuant to the resolution adopted by the General and Special Shareholders' Meeting held on April 26th, 2016, the Central Bank of the Republic of Argentina authorization informed us on last May 27th and the resolution adopted by the Board of Directors at the meeting held on May 30th, 2016, as from June 15th, 2016 we shall proceed to pay the shareholders entered in the stock ledger of the Bank as of June 14th, 2016, a cash dividend of AR$ 643,019,330.80 (AR $ 1.10 per outstanding share which represents 110 % of the Bank’s outstanding corporate capital of AR $ 584,563,028).

At the time of effective payment of such cash dividend, the applicable Income Tax withholdings will be deducted in each case under Law 26,893 to be paid to the Argentine Tax Authority (AFIP).

The total amount of dividends to be distributed to the Shareholders derives from income for the fiscal year 2011.

The above mentioned distribution is not subject to the 35% withholding provided for in the section added after section 69 of the Argentine Income Tax Law because the distributed dividends do not exceed the income determined in accordance with the general provisions of such law.

Such cash dividend shall be made available to the relevant shareholders as from the above mentioned date, at Caja de Valores S.A., located at 25 de Mayo 362, Capital Federal, Mondays to Fridays, from 10 am to 3 pm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 30, 2016

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Finance and Investor Relations Manager